April 22, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Tiffany Piland Posil

RE:	Rovi Corporation

Definitive Additional Soliciting Materials on Schedule 14A

Filed April 21, 2015

File No. 000-53413

Ladies and Gentlemen:

On behalf of our client, Rovi Corporation (the “Company”), we are submitting this letter in response to your letter dated April 22, 2015 (the “Comment Letter”), setting forth the Staff’s comment regarding the Company’s definitive additional soliciting material on Schedule 14A filed with the Commission on April 21, 2015.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

1. Each statement or assertion of opinion or belief must be clearly characterized as such. Please qualify the following types of statements as your belief in future filings:

•	“... Engaged Capital has continued to seek control of key strategic decisions through more covert means ….”

•	“… Engaged Capital’s position is misleading.” (slide 6)

•	“Engaged Capital’s criticisms are misleading and outdated.” (slide 13)

Response: The Company acknowledges the Staff’s comment and will qualify statements or assertions of opinion or belief in future filings.

Please direct any comments or questions regarding this matter to the undersigned at (650) 843-5055.

Sincerely,

/s/ Jon E. Gavenman
Jon E. Gavenman

Cc:	Pamela Sergeeff, Rovi Corporation (via e-mail)

Nancy Wojtas, Cooley LLP (via e-mail)